
Mail Stop 3561

April 23, 2009

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
450 Winks Lane
Bensalem, PA 19020

> **Re: Charming Shoppes, Inc.**
> **Supplemental response letter, dated April 17, 2009**
> **Schedule 14A**
> **Filed April 2, 2008**
> **File No. 000-07258**

Dear Mr. Specter:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

Fax: (215) 604-5687